a

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

Commission File Number 001-14982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, MO 63141

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

23.1 Consent of Bonadio & Co., LLP, Independent Registered Public Accounting Firm

23.2 Consent of Brown Smith Wallace, LLP, Independent Registered Public Accounting Firm

*

Other supplemental schedules required by Section 2520-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Income Security Act of 1974 have been omitted because they are not applicable.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

EIN #43-0334550 Plan No. 006

Reports of Independent Registered Public Accounting Firms and Financial Statements

Years ended December 31, 2019 and 2018

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of Huttig Building Products

and Plan Administrator of the Huttig Building Products, Inc. Savings

and Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

Bonadio & Co., LLP

August 11, 2020

Amherst, New York

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of

Huttig Building Products and Plan Administrator of the
Huttig Building Products, Inc. Savings Investment Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Plan’s auditor during 2018.

Brown Smith Wallace, LLP

St. Louis, Missouri

June 26, 2019

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Investments:
Investments, at fair value	$67,235,115	$52,757,769
Fully benefit-responsive investment contract, at contract value	14,648,065	12,266,486
Total investments	81,883,180	65,024,255
Receivables:
Notes receivable – participants	1,217,760	1,139,045
Total receivables	1,217,760	1,139,045
Net assets available for benefits	$83,100,940	$66,163,300

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2019	2018
Contributions and other additions:
Employer contributions	$1,698,827	$1,811,567
Participant contributions	4,986,778	4,508,151
Participant rollover contributions	402,440	686,336
Total contributions and other additions	7,088,045	7,006,054
Interest income on notes receivable - participants	61,667	45,572
Investment income:
Interest, dividends and capital gains	3,962,719	3,650,589
Net appreciation (depreciation) in fair value of investments	9,062,835	(13,876,394)
Transfer from another qualified plan	4,067,437	—
Total investment income (loss)	17,092,991	(10,225,805)
Total additions (reduction)	24,242,703	(3,174,179)
Benefits paid to participants	7,305,063	6,644,422
Total deductions	7,305,063	6,644,422
Net increase (decrease)	16,937,640	(9,818,601)
Net assets available for benefits, beginning of year	66,163,300	75,981,901
Net assets available for benefits, end of year	$83,100,940	$66,163,300

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the “Plan”) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (“Huttig” or the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pre-tax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan beginning the first day of the calendar month following completion of 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company (the “Plan Administrator”). Prudential Trust Company serves as the Plan Trustee (the “Trustee”) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b)	Plan Merger

The Plan was amended effective March 1, 2019 to merge The Huttig Building Products Voluntary Savings and Investment Plan (the "Merged Plan") into the Plan. As a result, $4,067,437, consisting of mutual funds of $3,942,868 and loans of $124,569, was transferred into the Plan on that date.

(c)	Contributions

Plan participants may contribute a percentage of their annual compensation, up to the maximum allowable under Section 402 (g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum annual contribution. Eligible employees are automatically enrolled at 4% with an automatic deferral percentage increase of 1% each Plan year up to a maximum of 10% of compensation. Employees have an option to elect out of the automatic enrollment and automatic increase. Employees in the Merged Plan are not subject to automatic enrollment or automatic escalations.  Participants attaining the age of 50 before the end of the year are eligible to make catch-up contributions of an extra $6,000. The Plan allows participants to make Roth contributions to the Plan.

Company matching contributions are discretionary as determined by the Board of Directors. The Company makes matching contributions of 50% of each employee’s elective contribution, not to exceed 6% of the employee’s compensation. The Company made matching contributions of $1,839,922 and $1,811,567 in 2019 and 2018, respectively.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined by the Plan, whether or not they make an elective matching contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2019 or 2018.

(d)	Investments

Participants may elect to place their deferred or non-deferred contributions into the following investments: Huttig Common Stock, Prudential Guaranteed Income Fund, and various mutual funds. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held in Crane Common Stock are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Common Stock fund after the effective date of the Plan.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(e)	Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on the participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participant’s termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $141,095 and $136,432 in 2019 and 2018, respectively.

(f)	Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Common Stock fund are made in cash.

(g)	Notes Receivable – Participants

Participants may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. At December 31, 2019, the interest rates on participants’ loans ranged from 4.25% – 8.75%. The loans are secured by the balance in the participant’s account and bear interest at the initial lending rate for the life of the loan. Loans taken out in 2019 had initial lending rates of prime of 5.00% to 5.50% plus 1%, or 6.00% to 6.50%. Loans taken out in 2018 had initial lending rates of prime 4.50% to 5.25% plus 1%, or 5.50% to 6.25%. Notes receivable - participants are measured at the unpaid principal balance plus any accrued unpaid interest. The outstanding balance of loans to participants was $1,217,760 and $1,139,045 as of December 31, 2019 and 2018, respectively. Interest income on the loans is included as interest income in the participant’s fund accounts based on their elected loan allocation.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded based on the terms of the Plan document.

(h)	Plan Participant Accounts

Individual accounts are maintained for each Plan participant to reflect the Plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan participant’s contribution.

(i)	Extension of Time for Filing

The Plan filed this Form 11-K after the June 29, 2020 deadline applicable to the Plan for the filing of a Form 11-K. The Plan has relied on the 45-day extension provided by an order issued by the SEC under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder, dated March 4, 2020 (Release No. 34-88318), as modified and superseded by a new SEC order under Section 36 of the Exchange Act Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465) (collectively, the “Order”).

On June 26, 2020, the Plan filed a Current Report on Form 8-K (the “Form 8-K”) to indicate its intention to rely on the Order for such extension. The Plan disclosed that the novel coronavirus (COVID-19) pandemic caused disruptions to the Company’s operations.  Specifically, the Plan relied on the Order due to limited availability of key Company personnel and disrupted processes due to the global pandemic.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan. Administrative expenses were $159,029 and $151,524 for the years ended December 31, 2019 and 2018, respectively, recorded in “benefits paid to participants” on the statements of changes in net assets available for benefits.

(d)	Valuation of Investments and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

The Plan invests in a guaranteed income fund that is a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of net assets available for benefit of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(3)	New Accounting Standards

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The primary focus of ASU 2018-13 is to improve the effectiveness of disclosure requirements for fair value measurements. The amendments in ASU 2018-13 apply to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. Certain of the disclosures that are required by the amendments in ASU 2018-13 are not required for nonpublic entities. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. The Plan is evaluating the impact of the new standard; however, the adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

(4)	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs have the highest priority and consist of unadjusted quoted prices in active markets for identical assets; Level 2 inputs consist of quoted market prices in active markets for similar type assets; and Level 3 consist of unobservable inputs and are the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There have been no changes in methodologies used at December 31, 2019 or 2018. The Plan had no assets measured at fair value on a nonrecurring basis.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2019 and 2018

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 investments.

Level 3 Fair Value Measurements

The fair value is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments. The Plan has no Level 3 investments.

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2019 and 2018:

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for	Other Significant Observable	Significant Unobservable
December 31, 2019	Fair Value	Identical Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Mutual Funds	$63,374,150	$63,374,150	$—	$—
Huttig Common Stock	2,253,381	2,253,381	—	—
Crane Common Stock	1,607,584	1,607,584	—	—
	$67,235,115	$67,235,115	$—	$—

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for	Other Significant Observable	Significant Unobservable
December 31, 2018	Fair Value	Identical Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Mutual Funds	$48,689,438	$48,689,438	$—	$—
Huttig Common Stock	2,655,094	2,655,094	—	—
Crane Common Stock	1,413,237	1,413,237	—	—
	$52,757,769	$52,757,769	$—	$—

(5)	Fully Benefit-Responsive Investment Contact at Contract Value

The contract issuer of the guaranteed income fund is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer, but may not be less than 1.50%. The crediting rate is reviewed on a semi-annual basis for reset. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent on the third party issuer’s ability to meet their financial obligations. The issuer’s ability to meet their contractual obligations may be affected by future economic and regulatory developments.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2019 and 2018

Generally, there are no events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.

There are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value paid either within 90 days or over time.

(6)	Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by The Prudential Investment Company of America. This prototype plan document has been filed with the appropriate agency and received a favorable opinion letter from the Internal Revenue Service on April 29, 2014 stating the plan, as then designed, was in compliance with the applicable Internal Revenue Code. The Plan itself has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(7)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date was a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(8)	Related Party Transactions

Prudential Trust Company manages certain Plan investments composed of shares of mutual funds and the guaranteed income fund. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Notes receivable from participants of $1,217,760 and $1,139,045 as of December 31, 2019 and 2018, respectively, with interest rates ranging from 4.25% to 8.75% qualify as party-in-interest.

Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations. The Plan has investments in Huttig Common Stock as of December 31, 2019, and 2018, of $2,253,381 and $2,655,094, respectively. The participant can reallocate Huttig Common Stock at any time.

As of December 31, 2019 and 2018, the Plan held approximately 1,463,234 and 1,475,052 shares, respectively, of Huttig Common Stock. Total outstanding Huttig Common Stock as of December 31, 2019, was approximately 26 million shares.

During the years ended December 31, 2019 and 2018, the Plan had the following transactions involving Huttig Common Stock:

	2019	2018
Shares purchased	166,523	288,508
Shares sold	178,834	130,405
Cost of shares purchased	$397,902	$1,517,825
Cost of shares sold	$752,212	$533,841
Net proceeds from shares sold	$403,394	$657,724

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2019 and 2018

value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(10)	Subsequent Event

The United States, as well as many countries around the world, are presently in the midst of a global health emergency related to a virus, commonly known as COVID-19. The overall consequences of COVID-19 on a global, national, regional and local level are unknown, but it has the potential to result in a significant economic impact. The impact of this situation on the Plan and the Company and its future results and financial position is not presently determinable.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act contains several provisions that temporarily impact 401(k) plans, including the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a pause option for loan payments. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Company has adopted the pause option for loan repayments and is evaluating the other provisions included in the CARES Act.

Further, due to COVID-19, the Company has temporarily suspended the employer match.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets Held (at end of year)

EIN #43-0334550 Plan No. 006

December 31, 2019

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
*	Prudential Guaranteed Income Fund	Unallocated Investment Contract	**	$14,648,065
*	Prudential Jennison Growth Z	Mutual Fund	**	11,210,373
	BlackRock Equity Dividend Instl	Mutual Fund	**	9,768,133
	American Funds EuroPacific Growth A	Mutual Fund	**	7,882,792
	Vanguard 500 Index Admiral	Mutual Fund	**	5,642,822
	Metropolitan West Total Return Bd M	Mutual Fund	**	5,061,811
	T Rowe Price Mid-Cap Growth	Mutual Fund	**	3,934,689
	JPMorgan Diversified I	Mutual Fund	**	3,602,769
	JPMorgan Mid Cap Value L	Mutual Fund	**	3,566,681
	American Balanced Fund	Mutual Fund	**	2,977,134
	T Rowe Price QM US Small-Cap Gr Equity	Mutual Fund	**	2,667,648
*	Huttig Common Stock	Company Stock	**	2,253,381
	Templeton Global Bond Fund A	Mutual Fund	**	2,234,520
	Undiscovered Managers Behavioral Val L	Mutual Fund	**	2,205,312
	Virtus Vontobel Emerging Market Opps I	Mutual Fund	**	2,121,964
	Crane Company Common Stock	Company Stock	**	1,607,584
	Vanguard Mid Cap Index Admiral	Mutual Fund	**	192,626
	Vanguard Total Intl Stock Index Admiral	Mutual Fund	**	177,659
	Vanguard Small Cap Index Admiral	Mutual Fund	**	127,217
*	Notes receivable – participants	Interest rates 4.25% to 8.75%; maturing dates vary through 2034		1,217,760
				$83,100,940

*	Represents a party-in-interest investment allowable under ERISA regulations.
**	Cost omitted for participant-directed investments

See accompanying report of independent registered public accounting firm

The accompanying notes are an integral part of this schedule.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Bonadio & Co., LLP, independent registered public accounting firm
23.2	Consent of Brown Smith Wallace, LLP, independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC. SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC.
(Plan Administrator)

Date: August 11, 2020	By:	/s/ Douglas D. Loucks
	Name:	Douglas D. Loucks
	Title:	Corporate Controller and Treasurer